                            Securities and Exchange Commission

                            Washington, D. C.  20549


                            Form 11-K
                            Annual Report

                            Pursuant to Section 15(d) of the
                            Securities Exchange Act of 1934

                            For the fiscal year ended December 31, 1997

                            Commission File No. 1-10697


                            NON-QUALIFIED STOCK PURCHASE PLAN
                            OF COMMERCIAL INTERTECH CORP.


                            COMMERCIAL INTERTECH CORP.
                            1775 Logan Avenue
                            Youngstown, Ohio  44505

                            Audited Financial Statements

                            NON-QUALIFIED STOCK PURCHASE PLAN
                            OF COMMERCIAL INTERTECH CORP.


                            Years Ended December 31, 1997, 1996, and 1995

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                          Audited Financial Statements

                  Years Ended December 31, 1997, 1996, and 1995


                                    CONTENTS



REQUIRED INFORMATION

Report of Independent Auditors .......................................... 1

Statements of Net Assets--December 31, 1997 and 1996 .................... 2

Statements of Changes in Net Assets--Years Ended December 31, 1997,
    1996, and 1995 ...................................................... 3

Notes to Financial Statements ........................................... 4

EXHIBITS

Consent of Independent Auditors ......................................... 8

                         Report of Independent Auditors


Administrative Committee
Non-Qualified Stock Purchase Plan
   of Commercial Intertech Corp.

We have audited the accompanying statements of net assets of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. as of December 31, 1997 and 1996, and the related statements of changes in net assets for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. at December 31, 1997 and 1996, and the changes in its net assets for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statements of net assets and the statements of changes in net assets is presented for purposes of additional analysis rather than to present the net assets and changes in net assets of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

                                                              Ernst & Young LLP


Cleveland, Ohio
March 17, 1998

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


                                           Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                                                              Statements of Net Assets


                                                          DECEMBER 31, 1997                    DECEMBER 31, 1996
                                        -----------------------------------------  ----------------------------------------------
                                                             COMMERCIAL                            COMMERCIAL
                                                             INTERTECH                             INTERTECH
                                                               CORP.                                  CORP.
                                             MONEY            COMMON                    MONEY        COMMON
                                            MARKET            STOCK                    MARKET        STOCK
                                             FUND              FUND         TOTAL       FUND          FUND           TOTAL
                                        -----------------------------------------------------------------------------------------
ASSETS
Cash                                                     $    4,579    $     4,579                $    5,215    $     5,215
Accrued interest receivable               $       314                          314   $      231                         231
                                        -----------------------------------------------------------------------------------------
                                                  314         4,579          4,893          231        5,215          5,446
Investments:
   Money Market Fund                           50,316                       50,316       58,836                      58,836
   Investment in CIC stock                                   71,006         71,006                    45,344         45,344
   Investment in CUNO stock                                                                           29,869         29,869
                                        -----------------------------------------------------------------------------------------
                                               50,316        71,006        121,322       58,836       75,213        134,049
                                        -----------------------------------------------------------------------------------------
                                               50,630        75,585        126,215       59,067       80,428        139,495
LIABILITIES
Distributions payable to participants         (50,630)      (75,405)      (126,035)     (59,067)     (80,054)      (139,121)
Payable to the Company                                         (180)          (180)                     (230)          (230)
Federal withholdings payable                                                                            (144)          (144)
                                        ------------------------------------------------------------------------------------------
                                              (50,630)      (75,585)      (126,215)     (59,067)     (80,428)      (139,495)
                                        ------------------------------------------------------------------------------------------
NET ASSETS                                 $        0    $        0    $         0    $       0   $        0    $         0
                                        ==========================================================================================
See notes to financial statements.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                       Statements of Changes in Net Assets


                                                                              FOR THE YEAR ENDED
                         -----------------------------------------------------------------------------------------------------------
                                DECEMBER 31, 1997                     DECEMBER 31, 1996                DECEMBER 31, 1995
                         ------------------------------- ------------------------------------- -------------------------------------
                                    COMMERCIAL                            COMMERCIAL                       COMMERCIAL
                                    INTERTECH                             INTERTECH                        INTERTECH
                                      CORP.                                 CORP.                             CORP.
                           MONEY     COMMON                   MONEY        COMMON                MONEY       COMMON
                           MARKET     STOCK                   MARKET       STOCK                 MARKET      STOCK
                           FUND       FUND       TOTAL        FUND         FUND      TOTAL        FUND        FUND       TOTAL
                         -----------------------------------------------------------------------------------------------------------
Contributions:
   Company               $ 16,360   $  17,446   $  33,806   $  19,160   $  20,437   $  39,597   $  21,295   $  22,084   $  43,379
   Employee                32,720      35,421      68,141      38,320      41,458      79,778      42,115      44,760      86,875
                         -----------------------------------------------------------------------------------------------------------
                           49,080      52,867     101,947      57,480      61,895     119,375      63,410      66,844     130,254
Net investment income:
   Interest and
   dividends                1,550       1,014       2,564       1,587         823       2,410       2,568         843       3,411
   Other expenses                                                            (124)       (124)                 (2,496)     (2,496)
                         -----------------------------------------------------------------------------------------------------------
                            1,550       1,014       2,564       1,587         699       2,286       2,568      (1,653)        915

Realized gain (loss)
   on distribution                     17,229      17,229                    (272)       (272)                 51,561      51,561
Realized gain on
   sales of assets                         21          21                                                         951         951
Unrealized appreciation
   (depreciation) in
   aggregate current
   value of investments                 3,955       3,955                  20,330      20,330                 (28,002)    (28,002)
Decrease (increase) in
   Company payable                         50          50                     (36)        (36)                  9,309       9,309
Transfers to Company                                                                                           (9,897)     (9,897)
                         -----------------------------------------------------------------------------------------------------------
Net assets available
   for distribution        50,630      75,136     125,766      59,067      82,616     141,683      65,978      89,113     155,091
Distributions payable
   to participants         50,630      75,136     125,766      59,067      82,616     141,683      65,978      89,113     155,091
                         -----------------------------------------------------------------------------------------------------------

Net change in net assets        0           0           0           0           0           0           0           0           0

Net assets at
   beginning of year            0           0           0           0           0           0           0           0           0
                         -----------------------------------------------------------------------------------------------------------

NET ASSETS AT
END OF YEAR              $      0   $       0   $       0   $       0   $       0   $       0   $       0   $       0   $       0
                         ===========================================================================================================

See notes to financial statements.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                          Notes to Financial Statements

                  Years Ended December 31, 1997, 1996, and 1995


A.     SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. (the "Plan") are maintained on the accrual basis.

VALUATION OF INVESTMENTS

Investments are stated at the closing sale price on the last business day of the year. Investments consist of common shares of Commercial Intertech Corp. (the "Company" or "CIC"), common shares of CUNO Incorporated (at December 31, 1996), and Money Market Fund shares. Generally, purchases of Company shares are made on the open market; however, purchases may also be made directly from the Company's treasury. Historical cost is computed based on average cost for purposes of computing unrealized appreciation (depreciation) in the aggregate current value of investments, realized gain (loss) on distribution, and realized gain (loss) on sales of common stock.

PLAN DISTRIBUTIONS

Distributions payable to participants represent the value of participants' accounts in the Money Market Fund and the number of shares of stock allocated to participants' accounts times the year end market price per share for the Commercial Intertech Corp. Common Stock Fund ("Stock Fund"). Realized gains/losses on distributions are calculated based on historical costs.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

B.     DESCRIPTION OF THE PLAN

The Plan provides investment opportunities for eligible employees, including the opportunity to acquire stock of the Company. Eligible employees include all employees of Commercial Intertech Corp. and its domestic subsidiaries with a base salary in excess of $160,000, as adjusted in accordance with Section 401(a)(17) of the Internal Revenue Code. Eligible employees also include employees, as designated by the Compensation Committee of the Board of Directors, of foreign subsidiaries of the Company. Participants may elect to contribute up to 15% of their eligible compensation. The Company will make a contribution to each participant's account equal to 50% of the participant's contributions, up to a maximum of 3% of the participant's eligible compensation.

Eligible compensation, for employees of the Company and its domestic subsidiaries, is defined as base wage or salary in excess of $160,000, as adjusted in accordance with Section 401(a)(17) of the Internal Revenue Code. For employees of foreign subsidiaries of the Company, eligible compensation consists of base wage or salary.

Participants that are employees of the Company and its domestic subsidiaries may elect to contribute to either the Stock Fund or the Money Market Fund. Participants that are employees of foreign subsidiaries of the Company may contribute to the Stock Fund only. Employee and Company contributions are allocated directly to each participant's account and vest immediately. For the Stock Fund, the monthly allocation of shares to a participant's account is based on the proportion that the participant's contributions and employer contributions for that participant bears to such contributions of all participants who participate in the Stock Fund. Investment income is allocated proportionally to each participant's account.

At the beginning of each Plan year, participants may change deduction percentages or investment funds, suspend contributions, or withdraw from the Plan.

Distributions are made after the end of each Plan year. Money Market Fund participants receive the full value of their accounts as of the Plan year end. Stock Fund distributions are made in whole shares of stock, while fractional shares less than one-half are forfeited and used as a credit toward future Company contributions. Distribution of a participant's account is required as soon as practical after the end of the month in which the participant terminates employment for any reason, including death, disability, retirement, discharge or otherwise.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

B.     DESCRIPTION OF THE PLAN--CONTINUED

In 1997, 6 employees participated in the Money Market Fund and 8 employees participated in the Stock Fund. In 1996, 6 employees participated in the Money Market Fund and 9 employees participated in the Stock Fund. In 1995, 7 employees participated in the Money Market Fund and 10 employees participated in the Stock Fund.

The Plan is administered by a committee appointed by the Compensation Committee of the Board of Directors of the Company. The Company has the sole right to appoint the Trustee, and to terminate the Plan at any time, subject to Plan provisions. Administrative expenses that are not paid by the Company, in its sole discretion, will be paid by the Plan.

The foregoing description of the Plan provides only general information. Additional information may be obtained from the Plan administrative committee.

C.     INCOME TAX STATUS

The Plan maintains its assets in a trust which is not a qualified trust under
Section 401(a) of the Internal Revenue Code. As such, the trust is a taxable trust under Subchapter J of the Internal Revenue Code and is taxable on undistributed earnings. Participants are taxed on matching Company contributions and earnings distributed by the trust.

Since the trust distributed or intends to distribute all earnings for 1997, 1996, and 1995, it has no federal income tax liability for such years.

D.     TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan purchased shares of common stock of Commercial Intertech Corp. during the years ended December 31, 1997, 1996, and 1995. The Plan received dividends of $1,014, $823 and $843 on this stock during 1997, 1996, and 1995, respectively.

On September 10, 1996, the Company spun off CUNO Incorporated, a wholly-owned subsidiary, as an independent publicly held company. The spin-off was in the form of a one-for-one share dividend to shareholders of Company common stock as of August 9, 1996. As a result of the share dividend, Plan participants received a total of 2,008 common shares of CUNO Incorporated.

Based on the average market value of the respective stocks at the time of the spin-off, 56% of the cost basis of the 2,008 shares of Company common stock held in the Plan at that time was allocated to the 2,008 shares of CUNO Incorporated common stock. The remaining 44% became the adjusted cost basis of the 2,008 shares of Company common stock.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

            E.    INVESTMENTS

                                                                                                        Sales and Distributions of
                                                                                                              Investments
                                                                                                         During the Year Ended
               Identity of Issue                                                                    --------------------------------
                Borrower, Lessor                            Description of                Current   Aggregate Market  Realized
                or Similar Party                              Investment       Cost       Value       Cost    Value   Gain (Loss)
--------------------------------------------------------------------------------------------------- ----------------- --------------
DECEMBER 31, 1997
Commercial Intertech Corp.
   Common Stock Fund:
   *Commercial Intertech Corp.                          ** 3,422 common shares
                                                        *$20.750 per share      $  49,371  $ 71,006  $ 38,835  $ 47,534  $  8,699
   CUNO Incorporated                                                                                   23,816    32,367     8,551


Money Market Fund:
   Federated Investors Inc.
   trust for U.S. Treasury
     Obligations                                        ** 50,316 shares           50,316    50,316    59,067    59,067         0
                                                                                -------------------

                                                                                $  99,687 $ 121,322
                                                                                ===================

DECEMBER 31, 1996
Commercial Intertech Corp.
   Common Stock Fund:
   *Commercial Intertech Corp.                          **3,328 common shares
                                                           $13.625 per share    $  33,728 $  45,344  $ 64,749  $ 64,477  $   (272)
   CUNO Incorporated                                    **2,008 common shares
                                                           $14.875 per share       23,816    29,869      None      None      None

Money Market Fund:
   Federated Investors Inc.
     trust for U.S. Treasury
     Obligations                                        **58,836 shares            58,836    58,836    65,978    65,978         0
                                                                                -------------------

                                                                                $ 116,380 $ 134,049
                                                                                ===================
*    Party-in-interest.

**   Individual investment that comprises five percent or more of the Plan's assets. The fair value of the Plan's investment in Commercial Intertech Corp. common stock (including shares bought and distributed, as well as held during the year), appreciated $10,020 and $14,277 in 1997 and 1996 respectively, and depreciated $28,002 in 1995.
     The fair value of the Plan's investment in CUNO Incorporated common stock decreased $6,065 as a result of distribution in 1997 and appreciated $6,053 in 1996.

                                                                       EXHIBIT I


                         Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-25795) pertaining to the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. and in the related Prospectus of our report dated March 17, 1998, with respect to the financial statements of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. included in this Annual Report (Form 11-K) for the year ended December 31, 1997.


                                                Ernst & Young LLP



Cleveland, Ohio
March 17, 1998

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date:  March 23, 1998                          Non-Qualified Stock Purchase Plan
                                               of Commercial Intertech Corp.




                                               By: James M. Donchess
                                                  ------------------------------
                                                   James M. Donchess
                                                   Corporate Attorney, Benefits